Page 1 of 3 Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 (“Gold Fields” or the “Company”) GOLD FIELDS COMPLETES TRANSACTION TO ACQUIRE OSISKO MINING INC CONSOLIDATING 100% OWNERSHIP OF THE WINDFALL PROJECT Gold Fields is pleased to announce completion of the transaction to acquire Osisko Mining Inc (“Osisko”). This follows signing of a definitive agreement between Gold Fields and Osisko, for Gold Fields to acquire all the issued and outstanding common shares in Osisko (“the Transaction”) as announced on SENS on 12 August 2024. All conditions precedent for the Transaction have been met and the Transaction is now effective. The conditions precedent included: • Canadian Competition Act approval or no action confirmation, which was obtained on 9 September 2024; • Osisko shareholder approval, which was obtained on 17 October 2024; • The associated court orders customary for Canadian Plans of Arrangement, which were obtained on 22 October 2024; and • Receipt of other applicable consents and approvals, including approval from the Toronto Stock Exchange (“TSX”) for Osisko to delist from the TSX. The Transaction enables Gold Fields to consolidate 100% ownership of the Windfall Project and the extensive surrounding exploration district in Québec, Canada. Gold Fields paid C$1.93 billion (US$1.39 billion), net of cash received as settlement for the Transaction (“Transaction Consideration”). This payment was made using cash on hand, undrawn debt facilities and liquidity facilities totaling US$750m that were executed in October 2024. The Company remains in a solid financial position, maintaining its investment grade credit rating following settlement of the Transaction Consideration. Gold Fields’ financial position is expected to improve further, with strong cash flow growth expected for the balance of the year and into 2025, as production volumes increase at several of its operations. Mike Fraser, CEO of Gold Fields, welcomed completion of the Transaction saying: “Deposits of the scale and quality of Windfall with highly prospective exploration camps are rare, particularly in a world-class jurisdiction like Québec, Canada. This transaction therefore marks an important step in our journey to continue improving the quality of our portfolio.

Page 2 of 3 “The key members of the Windfall team are remaining with the project, and we look forward to working with them and the Windfall business partners to develop this truly exceptional asset. We are also looking forward to partnering with our host communities, the Cree First Nation of Waswanipi and the city of Lebel-sur-Quévillon, other local communities, and the Québec Government to build the next major mining complex in Québec.” ENDS 28 October 2024 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Financial advisor: RBC Capital Markets Legal advisor: McCarthy Tétrault For investor enquiries contact: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 67 419 9503 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com For media enquiries contact: Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 Email: Sven.Lunsche@goldfields.com About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, South Africa, Ghana, Chile and Peru and one project in Canada. We have total attributable annual gold- equivalent production of 2.30Moz, proved and probable gold Mineral Reserves of 46.1Moz, measured and indicated gold Mineral Resources of 31.1Moz (excluding Mineral Reserves) and inferred Gold Mineral Resources of 11.2Moz (excluding Mineral Reserves). Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Exchange (NYSE).

Page 3 of 3 Forward-looking statements This announcement contains forward-looking statements. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward- looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating Gold Fields’ future business strategy, development activities (including the permitting, development and operations of the Windfall project) and other initiatives, business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2023 filed with the Johannesburg Stock Exchange and annual report on Form 20- F filed with the United States Securities and Exchange Commission (SEC) on 28 March 2024 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors. Information relating to Osisko The information contained in this announcement that relates to Osisko is extracted from publicly available information about Osisko. To the maximum extent permitted by law, Gold Fields makes no representation or warranty, express or implied, as to the fairness, accuracy, correctness, completeness or adequacy of any information in relation to Osisko.